UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of Completion of Enrollment of Part A of Phase I/II Trial

On June 4, 2021, 4D pharma plc (the “Company”) issued a press release to announce it completed its target enrollment of 30 patients for Part A of its Phase I/II trial of MRx-4DP0004 in patients with patients with partly-controlled asthma.

The Company also announced the voluntary discontinuation of enrollment in the Phase II study of MRx-4DP0004 for the treatment of hospitalized patients with COVID-19 in the UK, in order to focus on its core Live Biotherapeutic product pipeline candidates due to the increase in vaccination rates, declining hospitalization rates, and progress in the MRx-4DP0004 asthma clinical trial.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: June 4, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated June 4, 2021.